UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
of the Securities Exchange Act of 1934
(AMENDMENT NO. 1)

National Medical Health Card Systems, Inc.
(Name of Subject Company (Issuer))
SXC Health Solutions Corp. and
Comet Merger Corporation
(Name of Filing Person (Offeror))
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
636918302
(CUSIP Number of Class of Securities)

Jeffrey Park
Chief Financial Officer
SXC Health Solutions Corp.
2441 Warrenville Road, Suite 610
Lisle, Illinois 60532
(630) 577-3206
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Gary Gerstman
Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
138,135,559(1)	$5,463

(1)	Estimated solely for purposes of calculating the filing fee in accordance with Rules 0-11(d) and 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (1) $9.96 the average of the high and low sale prices of shares of NMHC common stock, as quoted on the Nasdaq Stock Market, on March 25, 2008 and (2) the maximum possible number of shares of NMHC common stock to be exchanged pursuant to the exchange offer and proposed merger.

(2)	39.30 per million dollars of transaction value. A portion of the filing fee has been offset by the amount of the filing fee previously paid by SXC Health Solutions Corp. as described below.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,463	Filing Party: SXC Health Solutions Corp.

Form or Registration No.: S-4	Date Filed: March 31, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transaction to which the statement relates:
         ☑     third party tender offer subject to Rule 14d-1.
         ☐     issuer tender offer subject to Rule 13e-4.
         ☐      going private transaction subject to Rule 13e-3.
         ☑     amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Items 1 through 9.
     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2008 by SXC Health Solutions Corp. (“SXC”) relating to the exchange offer (the “Offer”) by Comet Merger Corporation, a Delaware corporation (“Offeror”) that is wholly-owned by SXC Health Solutions, Inc., a Texas corporation (“US Corp.”) and is an indirect, wholly-owned subsidiary of SXC, to exchange each outstanding share of common stock of National Medical Health Card Systems, Inc. (“NMHC”), par value $0.001 per share (collectively, the “NMHC Shares”), validly tendered in the Offer and not properly withdrawn, for (i) 0.217 of a common share of SXC and (ii) $7.70 in cash, without interest, upon the terms and subject to the conditions described in the Prospectus (as defined below) and the related Letter of Transmittal (as defined below).
     SXC has filed with the SEC a Registration Statement on Form S-4, dated March 31, 2008, relating to the offer and sale of the SXC common shares to be issued to holders of NMHC Shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus, which is a part of the Registration Statement (the “Prospectus”), and the related letter of transmittal (the “Letter of Transmittal”), which are Exhibits (a)(1) and (a)(2), hereto.
     All of the information set forth in the Prospectus and the Letter of Transmittal, and any prospectus supplement or other amendment thereto or hereafter filed with the SEC by SXC, is hereby incorporated by reference in response to all the items of this Amendment No. 1.
Item 10. Financial Statements.
     Not applicable.
Item 11. Additional Information.
Amendment to Agreement and Plan of Merger
     On April 29, 2008, SXC, US Corp., Offeror and NMHC entered into an Amendment to Agreement and Plan of Merger (the “Amendment”) to amend that certain Agreement and Plan of Merger, dated as of February 25, 2008, by and among SXC, US Corp., Offeror and NMHC (the “Merger Agreement”). Pursuant to the Amendment, the Merger Agreement has been amended to, among other things, change the capital structure of NMHC upon its becoming an indirect, wholly-owned subsidiary of SXC.
     The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is incorporated herein by reference to Exhibit (d)(6) to this Amendment No. 1.
Completion of Exchange Offer
     On April 29, 2008, SXC issued a press release announcing the acceptance of NMHC Shares validly tendered and not withdrawn pursuant to the Offer and Merger Agreement.

     The Offer expired at 10:00 a.m. New York City time on April 29, 2008 (the “Expiration”). Mellon Investor Services LLC, the exchange agent and depositary for the Offer, has advised SXC and Offeror that, as of the Expiration, an aggregate of approximately 11,729,145 NMHC Shares were validly tendered and not withdrawn from the Offer, representing approximately 90.15% of the outstanding NMHC Shares. Offeror has accepted for payment all NMHC Shares validly tendered and not withdrawn in accordance with the terms of the Offer.
     The acquisition of NMHC is expected to be completed promptly pursuant to the “short-form” merger procedure available under Delaware law, whereby Offeror will file a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware, whereupon the merger of Offeror with and into NMHC (the “Merger”) will become effective, with NMHC continuing as the surviving corporation and as an indirect, wholly owned subsidiary of SXC. No further action is required by the remaining stockholders of NMHC to effect the merger. Each of the remaining outstanding NMHC Shares, other than NMHC Shares held by SXC, Offeror and by stockholders perfecting dissenter’s rights, will be converted into the right to receive (i) 0.217 of a common share of SXC and (ii) $7.70 in cash, without interest (the “Merger Consideration”). NMHC stockholders who did not tender their NMHC Shares in the Offer will receive instructions explaining how to exchange each of their NMHC Shares for the Merger Consideration.
     The full text of the press release issued by SXC is incorporated by reference to Exhibit 99.1 to the Form 8-K filed by SXC with the SEC on April 30, 2008.
Item 12. Exhibits.
     Item 12 is hereby amended and supplemented with the following information:

Exhibit No.	Description
(a)(14)	Press Release, dated April 29, 2008 (incorporated by reference to the Current Report on Form 8-K filed by SXC with the SEC on April 30, 2008)

(d)(6)	Amendment to Agreement and Plan of Merger, dated as of April 29, 2008, by and among SXC Health Solutions Corp., SXC Health Solutions, Inc., Comet Merger Corporation, and National Medical Health Card Systems, Inc.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SXC HEALTH SOLUTIONS CORP.
By:	/s/ Jeffrey Park
	Name:	Jeffrey Park
	Title:	Chief Financial Officer

Dated: April 30, 2008

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Prospectus related to SXC Common Shares to be issued in the Offer and Merger (incorporated by reference to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(3)	Letter to brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(4)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(5)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4 filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(6)	Joint press release dated March 31, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(7)	Letter to holders of NMHC Common Stock, dated as of March 31, 2008 (incorporated by reference to Exhibit (a)(8) to the Schedule TO filed by SXC with the Securities and Exchange Commission on March 31, 2008)

(a)(8)	Joint press release dated February 26, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 26, 2008)

(a)(9)	PowerPoint presentation referenced and made available in connection with the conference call held on February 26, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 26, 2008)

(a)(10)	SXC Investor Questions and Answers, made available February 26, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 26, 2008)

(a)(11)	SXC-NMHC Fact Sheet, made available February 27, 2008 (previously filed with the Securities and Exchange Commission on February 27, 2008 pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended)

(a)(12)	Transcript of the conference call and simultaneous webcast held on February 26, 2008 (previously filed with the Securities and Exchange Commission on February 27, 2008 pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended)

Exhibit No.	Description
(a)(13)	Excerpts from the transcript of the conference call and simultaneous webcast held on March 6, 2008 (previously filed with the Securities and Exchange Commission on March 7, 2008 pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended)

(a)(14)	Press Release, dated April 29, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on April 30, 2008)

(b)(1)	Commitment Letter, dated as of February 25, 2008, between GE Healthcare Financial Services and SXC Health Solutions Corp. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(b)(2)	Credit Agreement, dated as of April 21, 2008, among SXC Health Solutions, Inc., as borrower, SXC Health Solutions Corp., as one of the guarantors, Comet Merger Corporation, as one of the guarantors, the Lenders and L/C issuers party thereto, General Electric Capital Corporation, as administrative agent and GE Capital Markets, Inc., as sole lead arranger and book runner.

(d)(1)	Agreement and Plan of Merger dated as of February 25, 2008, by and among SXC Health Solutions Corp., SXC Health Solutions, Inc., Comet Merger Corporation, and National Medical Health Card Systems, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(2)	Stockholder Agreement dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Partners, L.P. and National Medical Health Card Systems, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(3)	Stockholder Agreement dated as of February 25, 2008, by and among SXC Health Solutions Corp., New Mountain Affiliated Investors, L.P. and National Medical Health Card Systems, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(4)	Registration Rights Agreement, dated as of February 25, 2008, by and between SXC Health Solutions Corp., New Mountain Partners, L.P., and New Mountain Affiliated Investors, L.P. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by SXC with the Securities and Exchange Commission on February 27, 2008)

(d)(5)	Certificate of Amendment of Certificate of Designations, Preferences and Rights of Series A 7% Convertible Preferred Stock of National Medical Health Card Systems, Inc., dated February 26, 2008 (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by NMHC with the Securities and Exchange Commission on February 27, 2008)

(d)(6)	Amendment to Agreement and Plan of Merger, dated as of April 29, 2008, by and among SXC Health Solutions Corp., SXC Health Solutions, Inc., Comet Merger Corporation, and National Medical Health Card Systems, Inc.

(g)	None

(h)	None